08000701

SWIRE PACIFIC

Our Ref: CSA/PAC1/24

1st February 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith copies of the Company's announcements published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 30th November 2007 and 31st January 2008 respectively.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

David Fu
Company Secretary

Encl.
c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Codes : 00019 and 00087)

APPOINTMENT OF DIRECTORS

The Board of Directors (the "Board") of Swire Pacific Limited (the "Company") announces that:

(1) Mr. Timothy George FRESHWATER ("Mr. Freshwater") has been appointed as an Independent Non-Executive Director of the Company with effect from 1st January 2008; and

(2) Mr. Antony Nigel TYLER ("Mr. Tyler") has been appointed as an Executive Director of the Company with effect from 1st January 2008.

Mr. Freshwater, aged 63, is Vice Chairman of Goldman Sachs (Asia) L.L.C. He is also a non-Executive Director of Chong Hing Bank Limited and Grosvenor Asset Management Limited, and an Independent Non-Executive Director of Cosco Pacific Limited and Aquarius Platinum Limited. He was an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited from 2000 to 2006, and a member of the Hong Kong Takeover Panel from 1997 to 1999 and the Hong Kong Securities and Future Appeals Panel from 1999 to 2004. He is a Director of the Community Chest of Hong Kong and a member of the Hong Kong Trade Development Council.

Mr. Freshwater is a solicitor in England & Wales and Hong Kong and is a former President of The Law Society of Hong Kong. After obtaining Bachelor of Laws and Master of Arts degrees from the University of Cambridge, he joined the international law firm Slaughter and May in 1967 and remained with them for 29 years, leaving in 1996 to join Jardine Fleming. He became Chairman of Jardine Fleming in 1999. He joined Goldman Sachs as Chairman, Corporate Finance, Asia in 2001.

Mr. Tyler, aged 52, joined the John Swire & Sons Limited ("Swire") group in 1977 and has worked with the group in Hong Kong, Australia, the Philippines, Canada, Japan, Italy and the United Kingdom. He has been a Director of Cathay Pacific Airways Limited ("Cathay Pacific") since 1996 and was appointed Chief Executive of Cathay Pacific in July 2007. He is also a Non-Executive Director of Hong Kong Aircraft Engineering Company Limited ("HAECO"), Chairman of Hong Kong Dragon Airlines Limited and a Director of John Swire & Sons (H.K.) Limited ("JSSHK"). He has an honours degree in Jurisprudence from the University of Oxford.

In accordance with the Articles of Association of the Company, Mr. Freshwater and Mr. Tyler will hold office until the annual general meeting to be held in 2008 and will then be eligible for election; thereafter they will retire at the third annual general meeting following their election by ordinary resolution and will be eligible for re-election.

Each of Mr. Freshwater and Mr. Tyler has entered into a letter of appointment, which constitutes a service contract, with the Company for a term up to the next following annual general meeting at which they will retire, which will be renewed for a term of three years upon each election/re-election.

Mr. Freshwater is entitled to the director's fee determined by the Board, currently fixed at the level of HK$600,000 per annum, with effect from 1st January 2008. He does not have any relationship with any Director or the senior management of the Company or with any substantial or controlling shareholder of the Company. Mr. Freshwater has a personal interest in 10,000 shares of HAECO, an associated corporation of the Company. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

As stated above, Mr. Tyler is a director of JSSHK and Cathay Pacific. JSSHK is a wholly-owned subsidiary of Swire, which is the controlling shareholder of the Company. In addition, he is also an employee of Swire. He is being seconded to the Company by Swire group under the agreement for services referred to in the Company's announcement dated 1st October 2007. Apart from these, he has no relationship with any Director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

Mr. Tyler has a personal interest in 5,000 shares of Cathay Pacific, an associated corporation of the Company. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

The remuneration of senior managers employed by Swire is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Tyler's emoluments are determined in accordance with this policy. He receives an annual salary which together with various allowances amounts to approximately HK$4,220,862 and is eligible to receive a performance related discretionary bonus. He is also entitled to other benefits in kind and to participate in a provident fund. He is provided with housing.

Save as disclosed above, there is no other information relating to Mr. Freshwater and Mr. Tyler to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar; Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire; Independent Non-Executive Directors: V.H.C. Cheng, C.K.M. Kwok, C. Lee, M.C.C. Sze, M.M.T. Yang.

By Order of the Board
SWIRE PACIFIC LIMITED
David Fu
Company Secretary

Hong Kong, 30th November 2007

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Codes : 00019 and 00087)

RESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of Swire Pacific Limited (the "Company") announces that Mr. CHENG Hoi Chuen Vincent ("Mr. Cheng") has resigned as an Independent Non-Executive Director of the Company with effect from 31st January 2008.

Mr. Cheng, Chairman of The Hongkong and Shanghai Banking Corporation Limited, has confirmed that he is not aware of any matter relating to his resignation as a Director of the Company that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is due to a reorganisation of some responsibilities within the HSBC Group, and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Cheng for his outstanding contributions and wise counsel during the past two years since his appointment as a Director of the Company on 12th May 2005 and offers its best wishes to him.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar, A.N. Tyler; Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire; Independent Non-Executive Directors: T.G. Freshwater, C.K.M. Kwok, C. Lee, M.C.C. Sze, M.M.T. Yang.

By Order of the Board
SWIRE PACIFIC LIMITED
David Fu
Company Secretary

Hong Kong, 31st January 2008

END